UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission file number: 001-38556

ENTERA BIO LTD.
(Exact Name of Registrant as Specified in Its Charter)

Kiryat Hadassah
Minrav Building – Fifth Floor
Jerusalem, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On May 7, 2021, Entera Bio Ltd. (the “Company”) entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley Securities, Inc. (“Sales Agent”), pursuant to which the Company may issue and sell up to 5,000,000 shares of common stock, par value NIS 0.0000769, to or through the Sales Agent, acting as sales agent or principal. The offer and sale of the Shares offered will be made pursuant to the Company’s shelf registration statement on Form F-3 (Registration Number: 333-239843) and the related base prospectus, filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2020, and declared effective by the SEC on July 22, 2020, and a prospectus supplement filed with the SEC on May 7, 2021 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Sales Agreement, the Sales Agent may sell the Shares by methods deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act. The Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Shares from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to make any sales of the Shares under the Sales Agreement. The offering of the Shares pursuant to the Sales Agreement will terminate upon the earlier of (a) the sale of all of the Shares subject to the Sales Agreement or (b) the termination of the Sales Agreement by the Sales Agent or the Company, as permitted therein.

The Company has agreed to pay the Sales Agent a commission rate of up to 3.0% of the gross sales price per share sold under the Sales Agreement and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agents for certain specified expenses.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The legal opinion of Herzog Fox & Neeman relating to the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares discussed herein, nor shall there be any offer, solicitation, or sale of Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information in this report, furnished on Form 6-K, Exhibit 1.1, Exhibit 5.1 and Exhibit 23.1 hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number: 333-238988) and Form F-3 (Registration Number: 333-239843) of Entera Bio Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit

Exhibit	Description

1.1	At Market Issuance Sales Agreement, dated May 7, 2021 between Entera Bio Ltd. and B. Riley Securities, Inc.
5.1	Opinion of Herzog Fox & Neeman, Israeli counsel to the Registrant, as to the validity of the Shares.
23.1	Consent of Herzog Fox & Neeman (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERA BIO LTD. (Registrant)

By:	/s/ Spiros Jamas, Sc.D
Name: Spiros Jamas, Sc.D
Title: Chief Executive Officer and Director

Date: June 22, 2021